UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF FEBRUARY 2020

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65 Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Preliminary Results of Operations

• The preliminary results shown below may differ from the final results.

1. Basis: Consolidated

Classification (unit : in 100 millions of Won, %)		Current Period (Fourth quarter of 2019)	Previous Period (Third quarter of 2019)	Changes (%)		Year to Year Comparison (Fourth quarter of 2018)	Changes (%)
Operating Revenue	Quarterly Results	44,106	45,612	(3.30)		43,517	1.35
	Year-to-date (“YTD”) Results	177,437	133,331	—		168,740	5.15
Operating Income	Quarterly Results	1,625	3,021	(46.21)		2,253	(27.87)
	YTD Results	11,100	9,475	—		12,018	(7.64)
Profit from Continuing Operations Before Income Tax	Quarterly Results	(78)	3,494	N.A.	*	6,040	N.A. *
	YTD Results	11,627	11,704	—		39,760	(70.76)
Profit for the Period	Quarterly Results	(452)	2,744	N.A.	*	4,745	N.A. *
	YTD Results	8,619	9,071	—		31,320	(72.48)
Attributable To: Controlling Interests	Quarterly Results	(271)	2,744	N.A.	*	4,849	N.A. *
	YTD Results	8,899	9,170	—		31,279	(71.55)

*	Means “not applicable.”

2. Basis: Separate

Classification (unit : in 100 millions of Won, %)		Current Period (Fourth quarter of 2019)	Previous Period (Third quarter of 2019)	Changes (%)	Year to Year Comparison (Fourth quarter of 2018)	Changes (%)
Operating Revenue	Quarterly Results	28,447	29,115	(2.29)	28,497	(0.17)
	YTD Results	114,162	85,715	—	117,056	(2.47)
Operating Income	Quarterly Results	1,164	2,528	(53.95)	2,593	(55.12)
	YTD Results	9,501	8,337	—	13,075	(27.33)
Profit Before Income Tax	Quarterly Results	33	2,030	(98.37)	1,979	(98.33)
	YTD Results	11,855	11,822	—	12,212	(2.93)
Profit for the Period	Quarterly Results	132	1,611	(91.78)	1,664	(92.04)
	YTD Results	9,803	9,671	—	9,339	4.97

3. Source of Data	Data Provider Provided for	IR Team, SK Telecom Analysts and Investors

	Date of Provision Location	February 7, 2020 / 11:00 a.m. (Seoul time) 2019 Earnings Results Conference Call

	Organizing Team	IR Team, SK Telecom (+82-2-6100-2114)

4. Other Important Matters Relating to an Investment Decision

•  The preliminary results above have been prepared in accordance with International Financial Reporting Standards as adopted in Korea.

•  Beginning on January 1, 2019, K-IFRS 1116 “Leases” has been adopted.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD. (Registrant)

By: /s/ Jung Hwan Choi
(Signature)
Name: Jung Hwan Choi
Title: Senior Vice President

Date: February 7, 2020